                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                 Information To Be Included in Statements Filed
                  Pursuant to Rules 13d-1(b), (c), and (d) and
                  Amendments Thereto Filed Pursuant to 13d-2(b)
                              (Amendment No. 2)(1)

                                  eSPEED, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   296643 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[X] Rule 13d-1(d)

---------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 13 Pages

                                                              Page 2 of 13 Pages

                                        SCHEDULE 13G

CUSIP No.   296643 10 9


1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
    Cantor Fitzgerald Securities

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

--------------------------------------------------------------------------------
                     5   SOLE VOTING POWER
   NUMBER OF              0 shares of Class A Common Stock
     SHARES          -----------------------------------------------------------
  BENEFICIALLY       6   SHARED VOTING POWER
    OWNED BY              24,191,339 shares of Class A Common Stock
      EACH           -----------------------------------------------------------
    REPORTING        7   SOLE DISPOSITIVE POWER
     PERSON               0 shares of Class A Common Stock
      WITH           -----------------------------------------------------------
                     8   SHARED DISPOSITIVE POWER
                          24,191,339 shares of Class A Common Stock
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    24,191,339 shares of Class A Common Stock

--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    [ ]
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    47.6%

--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
    PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 13 Pages

                                  SCHEDULE 13G

CUSIP No. 296643 10 9


1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
    Cantor Fitzgerald, L.P.


--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

--------------------------------------------------------------------------------
                     5     SOLE VOTING POWER
   NUMBER OF                 0 shares of Class A Common Stock
     SHARES          -----------------------------------------------------------
  BENEFICIALLY       6     SHARED VOTING POWER
    OWNED BY                28,354,737 shares of Class A Common Stock
      EACH           -----------------------------------------------------------
    REPORTING        7     SOLE DISPOSITIVE POWER
     PERSON                 0 shares of Class A Common Stock
      WITH           -----------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER
                            28,354,737 shares of Class A Common Stock
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     28,354,737  shares of Class A Common Stock

--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    [ ]

--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    51.6%

--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
    PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 13 Pages

                                        SCHEDULE 13G

CUSIP No. 296643 10 9

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
    CF Group Management, Inc.

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY



--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

--------------------------------------------------------------------------------
                     5  SOLE VOTING POWER
    NUMBER OF           0 shares of Class A Common Stock
     SHARES          -----------------------------------------------------------
  BENEFICIALLY       6  SHARED VOTING POWER
    OWNED BY            28,645,339 shares of Class A Common Stock
     EACH            -----------------------------------------------------------
   REPORTING         7  SOLE DISPOSITIVE POWER
    PERSON              0 shares of Class A Common Stock
     WITH            -----------------------------------------------------------
                     8  SHARED DISPOSITIVE POWER
                        28,645,339 shares of Class A Common Stock
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    28,645,339 shares of Class A Common Stock

--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    [ ]
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    52.1%

--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
    CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 13 Pages

CUSIP No. 296643 10 9

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
    Howard W. Lutnick

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

--------------------------------------------------------------------------------
                     5  SOLE VOTING POWER
    NUMBER OF           1,957,882 shares of Class A Common Stock
     SHARES          -----------------------------------------------------------
  BENEFICIALLY       6  SHARED VOTING POWER
    OWNED BY            29,145,339 shares of Class A Common Stock
     EACH            -----------------------------------------------------------
   REPORTING         7  SOLE DISPOSITIVE POWER
    PERSON              1,957,882 shares of Class A Common Stock
     WITH            -----------------------------------------------------------
                     8  SHARED DISPOSITIVE POWER
                        29,145,339 shares of Class A Common Stock
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    31,103,221 shares of Class A Common Stock

--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    [ ]

--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    55.0%

--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
    IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 13 Pages

Item 1(a).  Name of Issuer:
--------------------------

         eSpeed, Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices:
-----------------------------------------------------------

         299 Park Avenue
         New York, New York 10171


Item 2(a).  Name of Person Filing:
---------------------------------

         This statement is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) by (i) Cantor Fitzgerald Securities ("CFS"), (ii) Cantor Fitzgerald, L.P. ("CFLP"), the managing partner of CFS, (iii) CF Group Management, Inc. ("CFGM"), the managing general partner of CFLP, and (iv) Howard W. Lutnick, the sole shareholder of CFGM (sometimes collectively referred to as the "Reporting Persons").

Item 2(b).  Address of Principal Business Office or, if none, Residence:
------------------------------------------------------------------------
         The information required by this Item is set forth in Appendix 1 attached hereto.

Item 2(c).  Citizenship:
-----------------------

         The information required by this Item is set forth in Appendix 1 attached hereto.

Item 2(d).  Title of Class of Securities:
----------------------------------------

         Class A Common Stock, par value $.01 per share.

Item 2(e).  CUSIP Number:
------------------------

         296643 10 9


Item 3.
------

         If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

         (a)   [ ] Broker or Dealer registered under Section 15 of the
                   Exchange Act

                                                              Page 7 of 13 Pages

         (b)   [ ] Bank as defined in Section 3(a)(6) of the Exchange Act
         (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act
         (d) [ ] Investment company registered under Section 8 of the Investment Company Act
         (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d- 1(b)(1)(ii)(F)
         (g) [ ] A parent holding company or control person in accordance with Rule 13d- 1(b)(1)(ii)(G)
         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
         (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J) If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

         Inapplicable.


Item 4.  Ownership:
------------------

         The following information is provided as of December 31, 2001:

CFS owns of record an aggregate of 24,191,339 shares of Class B Common Stock of the Issuer. Each Share of Class B Common Stock is convertible at any time into one share of Class A Common Stock. Class A Common Stock and Class B Common Stock are hereinafter collectively called "Common Stock". Since CFLP is the managing partner of CFS, CFGM is the managing general partner of CFLP and Howard W. Lutnick is the sole shareholder of CFGM, CFS shares voting and dispositive power over these shares with CFLP, CFGM and Mr. Lutnick.

CFLP owns of record 4,163,398 shares of Common Stock. CFLP shares voting and dispositive power over these shares with CFGM, its managing general partner, and with Mr. Lutnick, the sole shareholder of CFGM. In addition, pursuant to a deferred stock transfer of shares of Common Stock owned of record by CFLP to certain current and former partners of CFLP, a distribution of approximately 1,400,000 shares was scheduled as of December 31, 2001 to occur in February 2002. As a result of such scheduled distribution, CFLP has shared voting and dispositive power with such current and former partners of CFLP over the shares to be distributed to such partners in February. CFLP also shares voting and dispositive power over the 24,191,339 shares of Common Stock owned of record by CFS by virtue of being the managing partner of CFS.

CFGM owns of record 290,602 shares of Common Stock. CFGM shares voting and dispositive power over these shares with Howard Lutnick, the sole shareholder of CFGM. In addition, CFGM has shared voting and dispositive power with respect to an aggregate of 28,354,737 shares of Common Stock owned of record by CFLP and CFS by virtue of being the managing general partner of CFLP. With respect to 96,867 of the 28,354,737 shares, CFGM also shares voting and dispositive power with CFLP due to CFGM's right to receive those shares from CFLP pursuant to the deferred stock transfer described above.

Howard W. Lutnick has sole voting and dispositive power with respect to 907,882 shares of Common Stock owned of record by him and to presently exercisable options and options exercisable within 60 days to purchase an aggregate of 1,050,000 shares of Common Stock and shared voting and shared dispositive power with respect to presently exercisable options to purchase 500,000 shares of Common Stock which are held for the benefit of Mr. Lutnick in a Grantor Retained Annuity Trust, pursuant to which Mr. Lutnick and one other person are co-trustees who must act together. Mr. Lutnick also has shared voting and dispositive power with respect to an aggregate of 28,645,339 shares of Common Stock owned of record by CFGM, CFLP and CFS by virtue of being the sole shareholder of CFGM. With respect to 302,627 of the 28,354,737 shares, Mr. Lutnick also shares voting and dispositive power with CFLP due to Mr. Lutnick's right to receive those shares from CFLP pursuant to the deferred stock transfer described above. The share amounts owned by Mr. Lutnick do not include 170,000 shares of Common Stock held by The Cantor Fitzgerald Relief Fund, of which Mr. Lutnick is the President and one of five members of the Board of Directors.

                                                              Page 8 of 13 Pages

The following sets forth in tabular format the share ownership of the Reporting
Persons:

         (a)      Amount Beneficially Owned:

                  (i) Cantor Fitzgerald Securities is the beneficial owner of 24,191,339 shares of Class A Common Stock, par value $.01 per share.

                  (ii) Cantor Fitzgerald, L.P. is the beneficial owner of 28,354,737 shares of Class A Common Stock, par value $.01 per share.

                  (iii) CF Group Management, Inc. is the beneficial owner of 28,645,339 shares of Class A Common Stock, par value $.01 per share.

                  (iv) Howard W. Lutnick is the beneficial owner of 31,103,221 shares of Class A Common Stock, par value $.01 per share.


         (b)      Percent of Class:

                  47.6% for CFS;
                  51.6% for CFLP;
                  52.1% for CFGM; and
                  55.0% for Howard W. Lutnick.

         (c)      Number of shares as to which such person has:
                  (i)      sole power to vote or to direct the vote:

                           0 shares for CFS;
                           0 shares for CFLP;
                           0 shares for CFGM; and
                           1,957,882 shares for Howard W. Lutnick.

                  (ii)     shared power to vote or to direct the vote:

                           24,191,339 shares for CFS;
                           28,354,737 shares for CFLP;
                           28,645,339 shares for CFGM; and
                           29,145,339 shares for Howard W. Lutnick.

                  (iii) sole power to dispose or to direct the disposition of:

                           0 shares for CFS;
                           0 shares for CFLP;
                           0 shares for CFGM; and
                           1,957,882 shares for Howard W. Lutnick.

                  (iv) shared power to dispose or to direct the disposition of:

                           24,191,339 shares for CFS;
                           28,354,737 shares for CFLP;
                           28,645,339 shares for CFGM; and
                           29,145,339 shares for Howard W. Lutnick.

                                                              Page 9 of 13 Pages

Item 5.   Ownership of Five Percent or Less of a Class:
------------------------------------------------------

                  Inapplicable.


Item 6.   Ownership of More than Five Percent on Behalf of Another Person:
------------------------------------------------------------------------

                  No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities beneficially owned by CFS, CFLP and CFGM. With respect to Howard W. Lutnick, options to purchase 500,000 shares of Class A Common Stock are held in the Howard W. Lutnick 1999 Grantor Retained Annuity Trust, of which Mr. Lutnick is one of two trustees, both of whom must act together.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
-----------------------------------------------------------------------------

                  Inapplicable.


Item 8.   Identification and Classification of Members of the Group:
-------------------------------------------------------------------
                  Inapplicable.


Item 9.   Notice of Dissolution of Group:
----------------------------------------

                  Inapplicable.


Item l0.  Certifications:
-----------------------

                  Inapplicable.

                                                             Page 10 of 13 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to it or him is true, complete and correct.

         February 11, 2002


                                    Cantor Fitzgerald Securities

                                    By: /s/ Howard W. Lutnick
                                        ---------------------------
                                        Name: Howard W. Lutnick
                                        Title: President

                                    Cantor Fitzgerald, L.P.


                                    By: /s/ Howard W. Lutnick
                                        ---------------------------
                                        Name: Howard W. Lutnick
                                        Title: Chairman

                                    CF Group Management, Inc.

                                    By: /s/ Howard W. Lutnick
                                        ---------------------------
                                        Name: Howard W. Lutnick
                                        Title: President

                                        /s/ Howard W. Lutnick
                                        ---------------------------
                                            Howard W. Lutnick

                                                             Page 11 of 13 Pages

Exhibit 1


                             JOINT FILING AGREEMENT

         JOINT FILING AGREEMENT, dated as of the 11th day of February, 2002, among Cantor Fitzgerald Securities, Cantor Fitzgerald, L.P., CF Group Management, Inc. and Howard W. Lutnick (collectively, the "Joint Filers").

         WHEREAS, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the parties hereto desire to satisfy any filing obligation under Section 13(d) of the Exchange Act by a single joint filing;

         NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Joint Filers hereby agree and represent as follows:

         1. Schedule 13G with respect to the Class A Common Stock, par value $.01 per share, of eSpeed, Inc. (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Joint Filers.

         2. Each of the Joint Filers is eligible to use Schedule 13G for the filing of information therein contained.

         3. Each of the Joint Filers is responsible for the timely filing of
Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, provided that each such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

                                                             Page 12 of 13 Pages

      IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be duly executed and delivered as of the date first above written.

                          Cantor Fitzgerald Securities

                        By: /s/ Howard W. Lutnick
                            ---------------------------
                            Name: Howard W. Lutnick
                            Title: President


                        Cantor Fitzgerald, L.P.


                        By: /s/ Howard W. Lutnick
                            ---------------------------
                            Name: Howard W. Lutnick
                            Title: Chairman


                        CF Group Management, Inc.


                        By: /s/ Howard W. Lutnick
                            ---------------------------
                            Name: Howard W. Lutnick
                            Title: President


                              /s/ Howard W. Lutnick
                            ---------------------------
                                  Howard W. Lutnick

                                                             Page 13 of 13 Pages
                                                                      Appendix 1

ADDRESS, ORGANIZATION AND PRINCIPAL BUSINESS OF EACH REPORTING PERSON REQUIRED BY ITEMS 2(a), (b) and (c)



   NAME OF PERSON FILING            PRINCIPAL BUSINESS OFFICE ADDRESS         PLACE OF ORGANIZATION

Cantor Fitzgerald Securities              299 Park Avenue                   New York general partnership
                                          New York, NY  10171

Cantor Fitzgerald, L.P.                   299 Park Avenue                   Delaware limited partnership
                                          New York, NY  10171

CF Group Management, Inc.                 299 Park Avenue                   New York corporation
                                          New York, NY  10171

Howard W. Lutnick                         c/o Cantor Fitzgerald, L.P.         United States citizen
                                          299 Park Avenue
                                          New York, NY  10171